07023031

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

Date	April 16, 2007
Direct phone	+31 23 546 36 00
Direct fax	+31 23 546 39 12
E-mail	m.damad.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated:

April 16, 2007 – **THE NIELSEN COMPANY REPORTS FULL-YEAR RESULTS.**

With kind regards,
VNU bv

Marianne Damad

From February 8, 2007 VNU has changed its name into The Nielsen Company.

VNU Group B.V.
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

nielsen

The Nielsen Company
770 Broadway
New York, NY 10003
www.nielsen.com

News Release

CONTACTS:
Investor Relations: Peter Wortel, +31 23 546 3692
Media Relations: Jack Loftus, +1 646 654 8360

THE NIELSEN COMPANY REPORTS FULL-YEAR RESULTS

April 16, 2007, NEW YORK and HAARLEM, the Netherlands – The Nielsen Company bv, a leading global information and media company, today announced its financial results for the full year ending December 31, 2006.

Pro forma* unaudited revenues for the full year 2006 were $4,174 million, an increase of 5% in constant currency** over the prior year, excluding a $90 million decrease in revenues associated with the preliminary purchase price allocation (the "deferred revenue adjustment"). Reported revenues for the Predecessor period (January 1, 2006 through May 23, 2006) were $1,626 million and for the Successor period (May 24, 2006 through December 31, 2006) were $2,548 million, an overall increase of 3% versus the prior year (including the effects of the deferred revenue adjustment).

Pro forma* unaudited operating income was $212 million for the full year 2006 compared to $373 million in 2005. The 2006 pro forma results were negatively impacted by a number of acquisition related items including the $90 million deferred revenue adjustment, $75 million in restructuring expenses, $98 million in increased amortization expense and $53 million in costs associated with recruiting and other acquisition related compensation. Operating income for 2005 was impacted by $91 million in litigation settlement costs and failed acquisition costs. Reported operating income for the Predecessor period and Successor period was $57 million and $109 million, respectively.

Covenant earnings before interest, taxes, depreciation and amortization and other adjustments permitted under our senior credit facility ("Covenant EBITDA") was $1,097 million for the full year 2006. Covenant EBITDA is a non – GAAP measure. Refer to page 4 for a reconciliation of loss from continuing operations for the twelve months ended December 31, 2006, (combined operations from January 1, 2006 to May 23, 2006 for the Predecessor period and May 24, 2006 to December 31, 2006 for the Successor period) to Covenant EBITDA.

We expect to provide our mock 10-K, which will contain our Management's Discussion and Analysis, on or before May 2, 2007 to the lenders under our credit facility and our bond holders.

Finances

As of December 31, 2006, total debt was $8 billion, and cash balances were $631 million. Capital expenditures were $238 million in 2006 compared with $237 million in 2005.

Conference Call and Webcast

The Nielsen Company will hold an earnings conference call, hosted by The Nielsen Company's Chief Financial Officer Brian West and Rob Ruijter, Member of the Executive Board at 9:00 a.m. U.S. Eastern Standard Time (EST) on Monday, April 16, 2007. The call will be audio-webcast live at www.Nielsen.com, and an archive will be available on the website after the call. In addition, the company has posted its financial report at www.Nielsen.com.

Forward-looking Statements

This news release includes information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets Nielsen is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Nielsen's business. This list of factors is not intended to be exhaustive. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

About The Nielsen Company

Nielsen is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard and The Hollywood Reporter) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. Nielsen employs nearly 41,000 people. For more information, visit www.Nielsen.com

*Pro forma unaudited represents the sum of the results for the Predecessor period, from January 1, 2006 through May 23, 2006, preceding the acquisition of The Nielsen Company which occurred on May 23, 2006; and the Successor period, May 24, 2006 through December 31, 2006, following the acquisition. The 2006 pro forma results are adjusted to reflect the pro forma effect of the acquisition and related financing as if it had occurred on January 1, 2006. The pro forma basis amounts for the combined twelve months ended December 31, 2006 are compared to the twelve months ended December 31, 2005 on a historical basis. Management believes this is the most meaningful way to comment on the results of its operations. The pro forma financial information is not necessarily indicative of the results of operations had the acquisition occurred on January 1, 2006 or the results of operations that may be obtained in the future.

**Constant currency growth rates eliminate the impact of year-over-year foreign currency fluctuations.

Results of Operations – Pro Forma 2006, Successor (from May 24, 2006 to December 31, 2006) and Predecessor (from January 1, 2006 to May 23, 2006) periods, and Year Ended December 31, 2005

(IN MILLIONS)	Unaudited Pro Forma[1]	Successor	Predecessor	
	Year ended December 31, 2006	Period from May 24, 2006 through December 31, 2006	Period from January 1, 2006 through May 23, 2006	Year ended December 31, 2005
Revenues	$4,174	$2,548	$1,626	$4,059
Cost of revenues, exclusive of depreciation and Amortization	1,989	1,202	787	1,904
Selling, general and administrative expenses exclusive of depreciation and amortization	1,460	912	554	1,464
Depreciation and amortization	438	257	126	312
Goodwill impairment charges	-	-	-	-
Transaction costs	-	-	95	-
Restructuring costs	75	68	7	6
Operating income	212	109	57	373
Interest income	14	11	8	21
Interest expense	(654)	(372)	(48)	(130)
(Loss) gain on derivative instruments	(4)	5	(9)	13
(Loss) on early extinguishment of debt	(5)	(65)	-	(102)
Foreign currency exchange transaction gain (loss)	(74)	(71)	(3)	11
Equity in net income of affiliates	12	6	6	9
Other income (expense), net	7	(7)	14	8
Income (loss) from continuing operations before income taxes and minority interests	(492)	(384)	25	203
(Provision) benefit for income taxes	115	105	(39)	(31)
Minority interests	-	-	-	-
Income (loss) from continuing operations	$(377)	$(279)	$(14)	$172

(1) The unaudited pro forma presentation for 2006 reflects the sum of the results for the Successor period from May 24, 2006 to December 31, 2006 following the acquisition; and the Predecessor period, from January 1, 2006 to May 23, 2006, preceding the acquisition. The 2006 pro forma results are adjusted to reflect the pro forma effect of the acquisition and its related financing as if it had occurred on January 1, 2006. Pro forma adjustments include: increased interest expense on net debt ($239 million), reversal of transaction costs directly related to the acquisition ($95 million), fees associated with extinguishment of bridge financing ($60 million), increased amortization related to purchase price allocation ($55 million), decreased selling, general and administrative expenses ($6 million) consisting of decreased pension costs related to the acquisition ($10 million) and increased sponsor fees ($4 million) and the related income tax effects.

The pro forma basis amounts for the twelve months ended December 31, 2006 are compared to the twelve months ended December 31, 2005 on a historical basis.

Covenant EBITDA

The following is a reconciliation of our loss from continuing operations, for the twelve months ended December 31, 2006, (combined operations from January 1, 2006 to May 23, 2006 in the Predecessor period and May 24, 2006 to December 31, 2006, Successor period), to Covenant EBITDA as defined above per our senior credit facility.

(IN MILLIONS)	Unaudited Covenant EBITDA for the Year Ended December 31, 2006
Loss from continuing operations	$(293)
Interest expense, net	401
Benefit for taxes	(66)
Depreciation and amortization	383
EBITDA	425
Non-cash charges	37
Unusual or non-recurring items	308
Restructuring charges and business optimization costs	93
Transaction costs	95
Cost savings	125
Sponsor monitoring fees	6
Other	(5)
EBITDA of non-covenant parties	13
Covenant EBITDA	$1,097

Note: Covenant EBITDA is a non-GAAP measure used to determine our compliance with certain covenants contained in our senior secured credit facilities. Covenant EBITDA is defined in our senior secured credit facility as net income (loss) from continuing operations, as adjusted for the items summarized in the table below. Covenant EBITDA is not a presentation made in accordance with GAAP, and our use of the term Covenant EBITDA varies from others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation. Covenant EBITDA should not be considered as an alternative to net earnings (loss), operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or cash flows as measures of liquidity. Covenant EBITDA has important limitations as an analytical tool and you should not consider it in isolation or as substitutes for analysis of our results as reported under GAAP. For example, Covenant EBITDA:

- excludes income tax payments
- does not reflect any cash capital expenditure requirements;
- does not reflect changes in, or cash requirements for, our working capital needs;
- does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- includes estimated cost savings and operating synergies;
- does not include one-time transition expenditures that we anticipate we will need to incur to realize cost savings;

- does not reflect management fees that are payable to the Sponsors;
- does not reflect the impact of earnings or charges resulting from matters that we and the lenders under our senior secured credit facility may consider not to be indicative of our ongoing operations. In particular, the definition of Covenant EBITDA allows us to add back certain non-cash and non-recurring charges that are deducted in determining net income. However, these are expenses that may recur, vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent a reduction of cash that could be used for other corporate purposes.

Because of these limitations, we rely primarily on our GAAP results. However, we believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Covenant EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our future financing covenants.

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